EXHIBIT 99.13
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 AUGUST 12, 2005

             ADVANTAGE ANNOUNCES DISTRIBUTION OF CDN$0.25 PER UNIT &
                     THE ADJUSTED EXCHANGEABLE SHARES RATIO

                                  (TSX: AVN.UN)
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CALGARY, ALBERTA - August 12, 2005 - Advantage Energy Income Fund ("Advantage") announces that the cash distribution for the month of August 2005 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 15.7% based on the August 11, 2005 closing price of Cdn$19.16 per Unit.

The distribution will be payable on September 15, 2005 to Unitholders of record at the close of business on August 31, 2005. The ex-distribution date is August 29, 2005. The cash distribution is based on approximately 57.3 million Units currently outstanding.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.09872 to 1.11374. This increase will be effective on August 15, 2005. There are currently 110,296 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone:
416-263-9200).

For further information please contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com




The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.